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                                                              Exhibit 99(a)(6)


              [Letterhead of Global Industrial Technologies, Inc.]


FOR IMMEDIATE RELEASE
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Investor Contact: George Pasley                      Media Contact: Larry Nance
V.P. Communications                 Manager, Corporate Relations/Public Affairs
214-953-4510                                                       214-953-4518
Web site: prnewswire.com/gix

GLOBAL INDUSTRIAL TECHNOLOGIES, INC. COMMENCES TENDER OFFER FOR A.P. GREEN INDUSTRIES, INC.

Dallas, TX (March 6, 1998) - Global Industrial Technologies, Inc. (NYSE: GIX) today commenced its previously announced cash tender offer for all of the outstanding common shares of A.P. Green Industries, Inc. (NYSE: APK) at a price of $22.00 per share, net to the seller, in cash. The tender offer is scheduled to expire at 12:00 midnight, Eastern Time, on Thursday, April 2, 1998, unless extended.

The complete terms and conditions of the offer are set forth in the Offer to Purchase, copies of which are available by contacting the information agent, Georgeson & Company Inc. at 800-223-2064.

Global Industrial Technologies, Inc. also said it filed a Premerger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Act on Wednesday, March 4, 1998.

Wasserstein Perella & Co., Inc. is the Dealer Manager for the Offer.

Global Industrial Technologies, Inc. is a major manufacturer of technologically advanced industrial products that support high-growth markets around the world. Its Harbison-Walker subsidiary operates 15 refractory plants in five countries, including the United States, Canada, Mexico, Chile and Germany.